UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40258

HIGH TIDE INC.

(Registrant)

11127 - 15 Street N.E., Unit 112

Calgary, Alberta

Canada T3K 2M4

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: March 17, 2022	By	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Press Release dated March 17, 2022 - High Tide Reports Q1 2022 Financial Results Featuring Record Revenue of $72 Million, Increasing 34% Sequentially, and Adjusted EBITDA of $3 Million, Representing an 80% Sequential Increase